# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SpyGlass Pharma, Inc., CIK 0001778922
CUSIP: 85220G109
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 27061 Aliso Creek Road, Suite 100, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,522; shared voting power 7,392,301; sole dispositive power 1,522; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,393,823 (22.2% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,035,038; sole dispositive power 0; shared dispositive power 6,035,038; aggregate amount beneficially owned 6,035,038 (18.1% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,392,301; sole dispositive power 0; shared dispositive power 7,392,301; aggregate amount beneficially owned 7,392,301 (22.2% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,035,038; sole dispositive power 0; shared dispositive power 6,035,038; aggregate amount beneficially owned 6,035,038 (18.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: SpyGlass Pharma, Inc.
Address of issuer's principal executive offices: 27061 Aliso Creek Road, Suite 100, Aliso Viejo, California (CA), 92656
Comment: This Schedule 13D relates to the common stock, $0.00001 par value per share ("Common Stock"), of SpyGlass Pharma, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 17, L.P. ("NEA 17") and New Enterprise Associates 16, L.P. ("NEA 16" and together with NEA 17, the "Funds"); NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17, and NEA Partners 16, L.P. ("NEA Partners 16" and together with NEA Partners 17, the "GPLPs"), which is the sole general partner of NEA 16; NEA 17 GP, LLC ("NEA 17 LLC"), which is the sole general partner of NEA Partners 17, and NEA 16 GP, LLC ("NEA 16 LLC" and together with NEA 17 LLC, the "GP LLCs"), which is the sole general partner of NEA Partners 16; and Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers").

Baskett, Behbahani, Chang, Florence, Makhzoumi, Sandell and Walker (the "Plural Managers") are managers of NEA 16 LLC and NEA 17 LLC. Mathers and Yang are managers of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as "Reporting Person" and collectively as the "Reporting Persons" and the GPLPs and GP LLCs are referred to herein as the "Control Entities."
Residence or business address: The address of the principal business office of each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of each of the Managers is to manage the Control Entities, NEA16, NEA 17 and a number of affiliated partnerships with similar businesses, as applicable.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each GP LLC is a limited liability company organized under the laws of the State of Delaware. Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 30, 2026, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") by the Issuer (File No. 333-292779) in connection with its public offering of 10,781,250 shares of Common Stock of the Issuer (the "IPO") was declared effective. The closing of the IPO took place on February 9, 2026 (the "Closing"), and in connection with the Closing NEA 17 purchased an aggregate of 937,500 shares of the Issuer's Common Stock at the IPO price of $16.00 per share.

Prior to the Closing, NEA 16 purchased from the Issuer in a series of private transactions, 5,474,866 shares of Series A Preferred Stock for an aggregate purchase price of $6,022,352.60; and 2,306,200 shares of Series B Preferred Stock for an aggregate purchase price of $2,974,998.00.

Prior to the Closing, NEA 17 purchased from the Issuer in a series of private transactions, 9,282,944 shares of Series B Preferred Stock for an aggregate purchase price of $11,974,997.76; 7,855,039 shares of Series C-1 Preferred Stock for an aggregate purchase price of $11,111,109.77; 7,855,039 shares of Series C-2 Preferred Stock for an aggregate purchase price of $13,888,887.21; and 4,230,667 shares of Series D Preferred Stock for an aggregate purchase price of $9,839,431.47.

On January 28, 2026, the Issuer effected a one-to-5.7329 reverse stock split. As a result, NEA 16 held 954,990 shares of Series A Preferred Stock ("NEA 16 Series A Stock) and 402,273 shares of Series B Preferred Stock ("NEA 16 Series B Stock"), and NEA 17 held 1,619,240 shares of Series B Preferred Stock ("NEA 17 Series B Stock"), 1,370,168 shares of Series C-1 Preferred Stock ("NEA 17 Series C-1 Stock"), 1,370,168 shares of Series C-2 Preferred Stock ("NEA 17 Series C-2 Stock") and 737,962 shares of Series D Preferred Stock ("NEA 17 Series D Stock").

Immediately prior to the Closing, the shares of NEA 16 Series A Stock and NEA 16 Series B Stock automatically converted on a one-for-one basis into 1,357,263 shares of Common Stock of the Issuer, and the shares of NEA 17 Series B Stock, NEA 17 Series C-1 Stock, NEA 17 Series C-2 Stock and NEA 17 Series D Stock automatically converted on a one-for-one basis into 5,097,538 shares of Common Stock of the Issuer. NEA 16 now holds 1,357,263 shares of Common Stock (the "NEA 16 Shares") and NEA 17 now holds 6,035,038 shares of Common Stock (the "NEA 17 Shares"). The NEA 16 Shares and the NEA 17 Shares are referred to herein as the "Firm Shares."

The working capital of NEA 16 was the source of the funds for the purchase of the NEA 16 Shares. No part of the purchase price of the NEA 16 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 16 Shares.

The working capital of NEA 17 was the source of the funds for the purchase of the NEA 17 Shares. No part of the purchase price of the NEA 17 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired the Firm Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to beneficially own the NEA 16 Shares.

NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to beneficially own the NEA 17 Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the Funds, each of the GPLPs may also be deemed to beneficially own the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to beneficially own the Firm Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to beneficially own the Firm Shares.

As individual managers of NEA 16 LLC and NEA 17 LLC, each of the Plural Managers may be deemed to own beneficially all of the Firm Shares. As individual managers of NEA 17 LLC, Mathers and Yang may be deemed to own beneficially the NEA 17 Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

As of February 13, 2026, Behbahani is the record owner of options to purchase 1,522 shares of Common Stock (the "Behbahani Option Shares"), exercisable within 60 days.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Peron's cover sheet. Such percentage was calculated based on 33,317,414 shares of Common Stock reported by the Issuer to be outstanding as of February 9, 2026 (including the underwriters' exercise of their option to purchase additional shares in full) on the Issuer's Prospectus filed under Rule 424(b)(4) filed with the Securities and Exchange Commission on February 6, 2026. The percentage set forth on the cover sheet for Behbahani is calculated based on the shares described in the preceding sentence plus the Behbahani Option Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 30, 2025, each Fund and certain other stockholders of the Issuer entered into an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") with the Issuer. Upon the Closing, the Investors' Rights Agreement entitles the parties thereto, including the Funds, to certain demand registration rights. Subject to certain conditions and limitations, at any time beginning 180 days after the effective date of the registration statement of the IPO, the holders of at least a majority of the shares having registration rights then outstanding can request that the Issuer file a registration statement on Form S-1 to register the offer and sale of their shares so long as the request covers securities the anticipated aggregate public offering price of which is at least $10 million.

Further, upon the Closing, the Investors' Rights Agreement entitles the parties thereto, including the Funds, to certain Form S-3 registration rights. Subject to certain conditions and limitations, at any time when the Issuer is eligible to file a registration statement on Form S-3, the holders of at least 25% of the shares having these registration rights then outstanding can request that the Issuer register the offer and sale of their shares of Common Stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $1 million.

In addition, upon the Closing, the Investors' Rights Agreement entitles the parties thereto, including the Funds, to certain "piggyback" registration rights. If the Issuer proposes to register the offer and sale of its Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), all holders of such shares then outstanding can request that the Issuer include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to any employee benefit, incentive or similar plan, (2) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (4) a registration in which the only stock being registered is Common stock issuable upon conversion of debt securities also being registered, the holders of such shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

The Issuer will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations.

In addition, each Fund entered into a lock-up agreement in connection with the IPO whereby each Fund has agreed, subject to certain exceptions, that without the prior written consent of Jefferies LLC and Leerink Partners LLC, that for a period of 180 days after February 5, 2026, it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Common Stock. In addition, each Fund entered into a market standoff agreement with the Issuer whereby each Fund has agreed, subject to certain exceptions, that for a period of up to 180 days after February 5, 2026, it will not, without the prior written consent of the managing underwriter, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or hedge, any shares or any securities convertible into or exchangeable for shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (02/13/2026)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/13/2026)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (02/13/2026)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (02/13/2026)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/13/2026)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (02/13/2026)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (02/13/2026)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (02/13/2026)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (02/13/2026)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (02/13/2026)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (02/13/2026)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (02/13/2026)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (02/13/2026)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (02/13/2026)
Comment: This Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.